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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25



                         Commission File Number 0-15643



                           NOTIFICATION OF LATE FILING
                                  (Check One):

   [ ]  Form 10-K    [ ]  Form 20-F    [ ]  Form 11-K    [x] Form 10-Q
   [ ]  Form N-SAR
     For Period Ended: June 30, 1997

     [  ]  Transition Report on Form 10-K
     [  ]  Transition Report on Form 20-F
     [  ]  Transition Report on Form 11-K
     [  ]  Transition Report on Form 10-Q
     [  ]  Transition Report on Form N-SAR
     For the Transition Period Ended:____________________________



  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.



         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




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                        Part I -- Registrant Information
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Full Name of registrant:      NATIONAL LEASE INCOME FUND 6 L.P.
Former Name if Applicable:
Address of Principal Executive
   Office (Street and Number):     411 WEST PUTNAM AVE
City, State and Zip Code:          GREENWICH CT 06830


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                       Part II -- Rules 12b-25(b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              Part III -- Narrative
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State below in reasonable  detail the reasons why Form 10-K,  20-F,  11-K, 10-Q,
N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         As a result of certain developments regarding a change in control of Presidio Capital Corp., the parent company of ALI Equipment Management Corp., ALI Capital Corp.and Presidio Boram Corp., the Managing,
         Corporate  and  Associate  General  Partners,   respectively,   of  the
         registrant,   and  Integrated  Resources  Equipment  Group,  Inc.,  the
         registrant has not been able to prepare its Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 without unreasonable effort or expense. Such Quarterly Report will be filed by August 19, 1997.
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                          Part IV -- Other Information
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(1) Name  and  telephone   number  of  person  to  contact  in  regard  to  this
    notification:

     Douglas J. Lambert               (203)         862-7087
          (Name)                   (Area Code)  (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

    [X] Yes   [  ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [ ] Yes   [X] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                        NATIONAL LEASE INCOME FUND 6 L.P.
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                  (Name of Registrant as specified in charter)



has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                            National Lease Income Fund 6 L.P.

                                        By: ALI Equipment Management Corp.
                                            Managing General Partner

Date:    August 14, 1997                    By: /s/ Douglas J. Lambert
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                                            Douglas J. Lambert
                                            President (Principal Executive
                                            and Financial Officer)